Group Limited
ABN 60 090 739 923
388 George Street
Sydney NSW 2000
Telephone 02 9292 9222
iag.com.au



06012971


IAG
Insurance
Australia
Group

13 April 2006

United States Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549

SUPPL

Dear Sirs,

Rule 12g3 – 2 (b) Exemption Documents: Insurance Australia Group Limited, file no 82-34821

Please find attached documents submitted in accordance with Rule 12g3 – 2(b) for Insurance Australia Group Limited, File no. 82 – 34821.

Yours truly

Glenn Revell
Company Secretary




NRMA
INSURANCE


SGIO


SGIC


CGU


swann insurance


STATE

Group Limited
ABN 60 090 739 923
388 George Street
Sydney NSW 2000
Telephone 02 9292 9222
iag.com.au


IAG
Insurance
Australia
Group

12 April 2006

Manager, Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

INSURANCE AUSTRALIA GROUP LIMITED ('IAG')

DIVIDENDS PAYABLE: RESET PREFERENCE SHARES
RPS1 (IAGPA) and RPS2 (IAGPB)

We advise that the Board of Insurance Australia Group Limited today declared fully franked dividends in respect of 3,500,000 Reset Preference Shares with a face value of $100 each allotted on 4 June 2002 (RPS1) and 2,000,000 Reset Preference Shares with a face value of $100 allotted on 20 June 2003 (RPS2) as follows:

	RPS1	RPS2
Dividend rate per annum	5.80%	4.51%
Amount payable per $100 share	$2.8921	$2.2488
Record date	29 May 2006	29 May 2006
Payment date	15 June 2006	15 June 2006

If you have any queries concerning the above, please do not hesitate to contact me on (02) 9292 3169.

Yours sincerely

Anne O'Driscoll
Group Company Secretary &
Head of Investor Relations


NRMA
INSURANCE

SGIO

SGIC

CGU

swann
insurance

STATE


G:\CSCDept\CSCUser\ASX\2006\IAG\APR\120406 RPS1 & PRS2 Dividends.doc

Group Limited
ABN 60 090 739 923
388 George Street
Sydney NSW 2000
Telephone 02 9292 9222
iag.com.au


IAG
Insurance
Australia
Group

12 April 2006

Manager, Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000


RECEIVED
152

Dear Sir/Madam

INSURANCE AUSTRALIA GROUP LIMITED ('IAG')
ANNOUNCES A 12.5 CENTS PER SHARE SPECIAL DIVIDEND

IAG's Board today declared a special dividend of 12.5 cents per ordinary share payable on 26 June 2006.

An announcement concerning this is attached for disclosure to the market.

IAG's dividend reinvestment plan will apply as normal to this dividend.

Yours sincerely

Anne O'Driscoll
Group Company Secretary &
Head of Investor Relations


NRMA
INSURANCE
SGIO SGIC

CGU

swann insurance
STATE

IAG
Insurance Australia Group

MEDIA RELEASE

12 April 2006

Insurance Australia Group Limited
ABN 60 090 739 923

388 George Street
Sydney NSW 2000 Australia
iag.com.au

IAG declares a $200m special dividend on ordinary shares

Insurance Australia Group Limited (IAG) today announced it would pay shareholders a special fully franked dividend of 12.5 cents per ordinary share, in line with its commitment given in February 2006 to return $200 million in surplus capital to shareholders by 30 June 2006.

IAG Chief Financial Officer, Mr George Venardos said he was pleased the continued strength of IAG's financial position meant the Group could return capital to shareholders at the same time as making further international acquisitions.

"As at 31 December 2005, the Group had around $870 million of capital surplus to that required to maintain its internal benchmark of 1.55x APRA's minimum capital requirement.

"In line with our commitment to ensure our capital is managed efficiently we explored both conventional and more complex options of returning capital. At this time, we consider a special dividend to be the most appropriate way to return some excess capital to shareholders while maintaining a healthy balance sheet for the Group to continue to execute its strategy", Mr Venardos said.

When added to the dividends paid in October 2005 and April 2006, this special dividend will bring the cash return to shareholders this financial year to 40.5 cents per share, totalling $646 million.

Eligible shareholders registered on 24 May 2006 will receive the special dividend on 26 June 2006.

Summary of key dates*

Date	Activity
18 May 2006	**Ex dividend date:** Shares commence trading on an ex-dividend basis.
24 May 2006	**Record date:** Shareholders registered on this date will be eligible to receive the special dividend.
26 June 2006	**Payment date:** Special dividend will be paid to eligible shareholders.

**Dates are subject to change.*

Insurance Australia Group is Australasia's leading general insurance group. The group includes some of Australia and New Zealand's most trusted brands – NRMA Insurance, SGIO, SGIC, CGU, Swann Insurance, State Insurance and NZI.

- ends -

Media Relations
Name Emma Foster
Telephone (02) 9292 8929
Mobile 0411 013 170

Investor Relations
Name Anne O'Driscoll
Telephone (02) 9292 3169
Mobile 0411 012 675

Insurance Australia Group Limited
ABN 60 090 739 923
388 George Street
Sydney NSW 2000
Telephone 02 9292 9222
iag.com.au

IAG Insurance Australia Group

30 March 2006

Manager, Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

INSURANCE AUSTRALIA GROUP LIMITED ('IAG') COMPLETES TENDER OFFER FOR THAILAND'S SAFETY INSURANCE

IAG announces that its Thai investment holding company, NHCT Limited, has successfully completed its tender offer for shares in Thailand's Safety Insurance Public Company Limited (Safety Insurance). As a result, NHCT Limited has acquired approximately 98% of Safety Insurance.

IAG which, through NHCT Limited, has held an interest in Safety Insurance since October 1998, will continue to work with Safety Insurance's existing management team and board to further grow and improve the business, bringing to the partnership its core capabilities of technical and underwriting expertise in motor insurance, pricing, distribution and risk management.

The acquisition of Safety Insurance is another step towards building a portfolio of assets in Asia, ensuring IAG will be a key player in some of the fastest growing insurance markets in the world. IAG also owns another Thai insurer, IAG Thailand (formerly RSA Thailand and currently trading as NZI Thailand).

About Safety Insurance
Safety Insurance, which has been listed on the Stock Exchange of Thailand since 1977, is Thailand's 7th largest general insurer and 6th largest motor insurer and currently generates approximately A$100m in GWP per annum. Providing predominantly motor insurance, as well as fire, marine and other general insurance, Safety Insurance distributes its products through insurance agents and brokers, as well as selling direct to customers.

Yours sincerely

Anne O'Driscoll
Group Company Secretary & Head of Investor Relations

Media inquiries: Emma Foster +61 2 9292 8929 or +61 411 013 170

Project Cherry – announcement of offer completion
External Q&A (to be used only on a reactive basis)

What price did you pay?
We paid approximately $65m for our increased holding, which implies a value for 100% of $87m

Does IAG intend to de-list Safety Insurance?
We do not currently intend to delist Safety Insurance, however this is subject to Thailand's regulations on minimum shareholdings and is something that we will discuss with the Stock Exchange of Thailand over time.

Will you be able to purchase the remaining few % of shares that you do not already own? How?
There are no compulsory acquisition rules in Thailand. Any further acquisition of shares would likely occur through another tender offer.

Why do you think the offer went so well?
We disclosed about a week ago that NHCT Limited had acquired more than 70% of the shares through the offer. That news must have been encouraging for other shareholders. Shareholders may also have seen this offer as a potential opportunity to sell out of an illiquid stock.

Now that you have control of Safety, do you have plans to consolidate your two Thai businesses?
We do not have any short term plans to consolidate the two businesses. We intend the two businesses will continue to maintain separate licences, separate management teams and separate boards.

How was IAG able to increase its stake without breaching foreign ownership laws? What is the structure of NHCT?
The offer was made through NHCT Limited, a Thai company in which IAG has a controlling economic interest. It is the same structure that has been in place since 1998, when IAG made its initial 20% investment in Safety Insurance.

Did you pay too much for Safety Insurance?
No. We paid a price we see as fair value, which was at a premium to the price that the shares are currently trading. Due to the illiquid nature of the shares, we believe they have been under valued for some time.

What return do you expect to generate from Safety? What return do you already see from Safety?
We expect the acquisition to be EPS positive within 18 months. I can't project future earnings. In the year to 30 June 2005, Safety Insurance's revenue grew more than 10% and EPS grew around 20%.

Will the business continue to be known as Safety Insurance, or are you planning to re-brand it (as you've re-branded Royal & SunAlliance)?
We believe Safety is a well recognised and respected brand in the Thai market - we don't have any current intentions to re-brand the business.

Who will manage the business? Will your board/management seats increase as a result of the offer?
The existing management team will stay in place, with input from IAG – we have worked with the team for many years now and can see the results they are producing; their

expertise and relationships are strong. IAG's business interests in Thailand will ultimately report into Justin Breheny, IAG's CEO Asia.

Where does Safety fit in the Thai insurance market?

Safety Insurance, which has been listed on the Stock Exchange of Thailand since 1977, is Thailand's 7th largest general insurer and 6th largest motor insurer and currently generates approximately A$100m in GWP per annum. Providing predominantly motor insurance, as well as fire, marine and other general insurance, Safety Insurance distributes its products through insurance agents and brokers, as well as selling direct to customers.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	IAG Finance (New Zealand) Limited
ABN	97 111 268 243

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr Michael Woods (alternate director)
Date of last notice	23 February 2006

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect and direct interest
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Beneficiary of ordinary shares issued under Insurance Australia Group Limited (IAG) Allocation Share Plan. The registered holder was IAG Share Plan Nominees Pty Limited.
Date of change	22 March 2006
No. of securities held prior to change	**Directly Held:** 1. 2,877 ordinary shares in IAG; **Indirectly Held:** 2. 500 Reset Preference Shares in IAG held by Belarit Pty Limited, ATF Woods Family Trust; 3. 70,335 ordinary shares in IAG held by registered holder L Tate in respect of which the director has control of voting and disposal; 4. 26,891 ordinary shares in IAG issued under IAG's Bonus Equity Plan; 5. 3,491 ordinary shares in IAG issued under IAG's Allocation Share Plan; and 6. 1,400 Reset Exchangeable Securities (RES) indirectly held by Michael Bulkara Pty Limited, an entity controlled by Mr Michael Woods.

+ See chapter 19 for defined terms.

Class	Ordinary Shares in IAG
Number acquired	3,491 ordinary shares directly held
Number disposed	3,491 ordinary shares indirectly held
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Nil
No. of securities held after change	**Directly Held:** 1. 6,368 ordinary shares in IAG; **Indirectly Held:** 2. 500 Reset Preference Shares in IAG held by Belarit Pty Limited, ATF Woods Family Trust; 3. 70,335 ordinary shares in IAG held by registered holder L Tate in respect of which the director has control of voting and disposal; 4. 26,891 ordinary shares in IAG issued under IAG's Bonus Equity Plan; and 5. 1,400 Reset Exchangeable Securities (RES) indirectly held by Michael Bulkara Pty Limited, an entity controlled by Mr Michael Woods.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Transfer of shares under the terms of the IAG Allocation Share Plan following end of restriction period

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract		
Nature of interest		
Name of registered holder (if issued securities)		
Date of change		
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed		

Interest acquired		
Interest disposed		
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation		
Interest after change		

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	IAG Finance (New Zealand) Limited
ABN	97 111 268 243

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr George Venardos
Date of last notice	23 February 2006

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Beneficiary of ordinary shares issued under Insurance Australia Group Limited (IAG) Allocation Share Plan. The registered holder was IAG Share Plan Nominees Pty Limited.
Date of change	23 March 2006
No. of securities held prior to change	**Directly Held:** 1. 70,736 ordinary shares in IAG; and **Indirectly Held:** 2. 8,751 ordinary shares in IAG issued under IAG's Allocation Share Plan.
Class	Ordinary Shares in IAG
Number acquired	8,751 ordinary shares directly held
Number disposed	8,751 ordinary shares indirectly held
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Nil

+ See chapter 19 for defined terms.

No. of securities held after change	79,487 ordinary shares in IAG directly held
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Transfer of shares under the terms of the IAG Allocation Share Plan following end of restriction period

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract		
Nature of interest		
Name of registered holder (if issued securities)		
Date of change		
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed		
Interest acquired		
Interest disposed		
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation		
Interest after change		

+ See chapter 19 for defined terms.

Group Limited
ABN 60 090 739 923
388 George Street
Sydney NSW 2000
Telephone 02 9292 9222
iag.com.au


IAG
Insurance
Australia
Group

27 March 2006

Manager, Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

INSURANCE AUSTRALIA GROUP LIMITED ('IAG')

PRICING OF SHARES TO BE ALLOCATED UNDER DIVIDEND REINVESTMENT PLAN

IAG is pleased to advise that ordinary shares to be allocated under the company's Dividend Reinvestment Plan (DRP) will be priced at $5.3425 per share for the 2006 interim dividend.

The DRP price was based on an average market price for the ten trading days from 13 March 2006 to 24 March 2006 inclusive.

Under the DRP, approximately 10.2 million ordinary shares will be allocated to participating shareholders on 10 April 2006, at the same time as interim dividend payments are made. Shares to be allocated to participating shareholders are being purchased on market.

Participating shareholders will be mailed a notice of their new shareholding on 10 April 2006.

Yours truly

Glenn Revell
Company Secretary


NRMA
INSURANCE

SGIO SGIC


CGU

swann insurance STATE NZI

G:\CSCDept\CSCUser\ASX\2006\IAG\MAR\270306 DRP Price.doc